TELEPHONE: 852-2826-8688 FACSIMILE: 852-2522-2280 WWW.SULLCROM.COM PARTNERS WILLIAM Y. CHUA MICHAEL G. DESOMBRE KAY IAN NG CHUN WEI GWEN WONG	28th Floor Nine Queen’s Road Central Hong Kong WITH AFFILIATED OFFICES IN BEIJING • TOKYO MELBOURNE • SYDNEY FRANKFURT • LONDON • PARIS LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.

CONFIDENTIAL TREATMENT REQUESTED BY
FEISHANG ANTHRACITE RESOURCES LIMITED

December 24, 2013

Mr. John Reynolds,

Assistant Director,
                Division of Corporation Finance,
                        Securities and Exchange Commission,
                                100 F Street, N.E.,
                                        Washington, D.C., 20549,
                                                U.S.A.

Re:                                   Feishang Anthracite Resources Limited
Confidential Submission of
Revised Draft Registration Statement on Form 20-F

Dear Mr. Reynolds:

On behalf of Feishang Anthracite Resources Limited (the “Company”), we enclosed hereinwith a revised draft of the registration statement on Form 20-F (the “Registration Statement”), including a revised draft of the information statement (the “Information Statement”) to be distributed to the shareholders of China Natural Resources, Inc. (“CHNR”) in connection with the proposed spin-off of the Company by CHNR (the “Spin-Off”), which has been attached as Exhibit 15.1.

The revised draft of the Information Statement includes the revised draft of the listing document (the “Hong Kong Listing Document”) relating to the proposed listing of the Company’s ordinary shares on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in connection with the Spin-Off. The revised draft of the Hong Kong Listing Document reflects revisions made in response to the comments received from the Hong Kong Stock Exchange since the last submission of the draft registration statement to the staff (the “Staff”) of the Securities and Exchange Commission on December 20, 2013, and is in substantially the form submitted to the Hong Kong Stock Exchange on December 24, 2013, except for certain modifications as more fully described in the Information Statement.

*        *        *

Please direct any questions you may have to the undersigned (tel: 011-852-2826-8632; e-mail: chuaw@sullcrom.com) or Henry Li (tel: 011-852-2826-8677; e-mail: lih@sullcrom.com). Any correspondence or documents may also be faxed to our attention at 1-212-558-3588.

Questions pertaining to accounting and auditing matters may be directed to Bennett Wai (tel: 011-86-10-5815-3376; e-mail: bennett.wai@cn.ey.com) of Ernst & Young, the independent registered public accounting firm of the Company.

Sincerely yours,

/s/ William Y. Chua p.p.
William Y. Chua

(Enclosures)

cc:           Mr. Bonaventure M.W. Yue

Chief Financial Officer

(Feishang Anthracite Resources Limited)

Mr. Bennett Wai
(Ernst & Young)

Henry Li, Esq.
(Sullivan & Cromwell)

Ms. Erin Wilson

Mr. David Link

(Securities and Exchange Commission)